04002592

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-20746 |

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

| Syosset | New York | 11791 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Chodosh (516) 921-4200
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED MAR - 1 2004 188 SECTION

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PS 3/29/

AFFIRMATION

I, Alan P. Chodosh affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of David Lerner Associates, Inc. (the "Company"), for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

| | |
|---|---|
| [signature] | February 24, 2004 |
| Signature | Date |

Chief Financial Officer
Title

Subscribed and sworn to before me on
this 24th day of February 2004

[signature]
Notary Public

DARLEEN BRICE
NOTARY PUBLIC, State of New York
No. 01BR6045820
Qualified in Queens County
Commission Expires July 31, 20 08

DAVID LERNER ASSOCIATES, INC.
(S.E.C. I.D. No. 8-20746)



# STATEMENT OF FINANCIAL CONDITION
# AS OF DECEMBER 31, 2003
# AND
# INDEPENDENT AUDITORS' REPORT
# AND
# SUPPLEMENTAL REPORT ON INTERNAL CONTROL

*********

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC Document.

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com



## INDEPENDENT AUDITORS' REPORT

David Lerner Associates, Inc.

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of David Lerner Associates, Inc. at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2004

# DAVID LERNER ASSOCIATES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2003

| | | |
|---|---|---|
| **ASSETS** | | |
| CASH | $ | 13,908,574 |
| CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS | | 1,650,358 |
| CASH DEPOSITED WITH CLEARING ORGANIZATIONS | | 585,000 |
| RECEIVABLES FROM: | | |
| Customers | | 7,622,383 |
| Brokers and dealers | | 7,110,608 |
| Related parties | | 592,159 |
| SECURITIES OWNED, AT FAIR VALUE | | 19,580,419 |
| FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS AT COST, LESS ACCUMULATED DEPRECIATION OF $3,240,273 | | 1,612,748 |
| OTHER ASSETS | | 1,663,271 |
| TOTAL | $ | 54,325,520 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| SHORT-TERM BANK LOANS | $ | 17,096 |
| PAYABLES TO: | | |
| Customers | | 3,438,031 |
| Brokers and dealers | | 1,141,675 |
| SECURITIES SOLD, NOT YET PURCHASED, AT FAIR VALUE | | 9,190,411 |
| COMMISSIONS PAYABLE | | 2,390,542 |
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | | 7,057,626 |
| | | 23,235,381 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, no par value; authorized 200 shares, 10 shares outstanding | | 5,000 |
| Additional paid-in capital | | 952,370 |
| Retained earnings | | 30,132,769 |
| Total stockholder's equity | | 31,090,139 |
| TOTAL | $ | 54,325,520 |

See notes to statement of financial condition.

# DAVID LERNER ASSOCIATES, INC.

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2003

### 1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices in the east coast of the United States of America.

Customers' securities transactions are recorded on a settlement date basis. Purchases and sales of proprietary financial instruments are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased ("financial instruments"), are recorded at fair value. The fair value of financial instruments is generally based on observable market prices.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

In December, 2003, the FASB issued FIN 46R, *'Consolidation of Certain Variable Interest Entities – an interpretation of ARB No. 51.'* Which further clarifies FIN46 issued on January 17, 2003. FIN46R clarifies when an entity should consolidate another entity known as a Variable Interest Entity (VIE), more commonly referred to as special purpose entity or SPE. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPE's. FIN46R requires that an entity shall consolidate a VIE if that entity has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected residual returns if they occur, or both. FIN46R does not apply to certain qualifying SPEs (QSPEs), the accounting for which is governed by SFAS No 140. *'Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities'*. FIN 46R is effective for newly created VIEs beginning December 31, 2003 and for existing VIEs as of the first annual period beginning after December 15, 2004.

On January 1, 2004, the Company will adopt FIN46R for VIEs created after December 31, 2003 and for VIEs in which the Company obtains an interest after December 31, 2003. The Company will adopt FIN46R on December 31, 2005 for VIEs in which it holds a variable interest that it acquired before December 31, 2003, The Company is currently evaluating the impact of the provisions of FIN46R in its financial statements.

## 2. RECEIVABLES FROM, AND PAYABLES TO, CUSTOMERS

Receivables from, and payables to, customers represent amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

## 3. RELATED PARTY TRANSACTIONS

The Company is wholly owned by David Lerner (the "Stockholder").

The Company provides administrative services and office space to an affiliate, SRLA, Inc. ("SRLA") owned by David Lerner Organization, which is owned by a relative of the Stockholder. In addition, the Company, SRLA and various other affiliates (controlled by the Stockholder) loan and borrow funds among the related parties.

For the year ended December 31, 2003, the receivables from related parties were as follows:

| | | |
|---|---|---|
| HSS Realty, LLC (formerly known as David Lerner Realty) | $ | 215,107 |
| SRLA, Inc. (an insurance agency) | | 138,375 |
| Other | | 328,677 |
| Total receivables from related parties | $ | 682,159 |

Pursuant to a lease extension agreement, entered into on December 5, 2001, between the Company and HSS Realty, LLC (an LLC owned by the Stockholder), the Company is liable for rental charges equal to the higher of the market rent or the monthly debt service costs of the indebtedness relating to the building occupied by the Company and its affiliates (see Note 9). The indebtedness matures on December 5, 2011. The lease terminates on October 31, 2004.

## 4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, consist of the following:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Mortgage-backed securities | $ 10,511,072 | $ 9,147,613 |
| State and municipal obligations and other non-equities | 7,970,983 | 42,798 |
| Equities | 1,098,364 | - |
| Total | $ 19,580,419 | $ 9,190,411 |

5. **FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS**

At December 31, 2003, furniture, equipment and leasehold improvements consist of the following:

| | |
|---|---|
| Furniture and fixtures | $ 2,339,689 |
| Data processing equipment | 1,207,184 |
| Telephone equipment | 571,785 |
| Leasehold improvements | 541,303 |
| Automobiles | 193,060 |
| Total | 4,853,021 |
| Less accumulated depreciation and amortization | 3,240,273 |
| Furniture, equipment and leasehold improvements - net | $ 1,612,748 |

6. **OTHER ASSETS**

At December 31, 2003, other assets consist of the following:

| | |
|---|---|
| Commissions receivable | $ 260,027 |
| Prepaid expenses | 582,925 |
| Employee advances and investment counselors' advances receivable | 311,562 |
| Interest and dividend receivable | 144,994 |
| Other | 363,763 |
| Total other assets | $ 1,663,271 |

7. **SHORT-TERM BANK LOANS**

Short-term bank loans bear interest at the federal funds rate plus 50 basis points. The loans are collateralized by securities owned by the Company and excess margin securities of customers, up to the loan amount plus an additional percentage based on the type of security collateral and are payable upon demand.

At December 31, 2003, the fair value of securities received as collateral where the company was permitted to sell or repledge the securities was $9,804,711 and the fair value of the portion that had been sold or repledged approximated the amount of the bank loans.

## 8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches twenty-five percent of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest twenty percent after two years of participation in the Plan and an additional twenty percent for each succeeding year, with full vesting after six years. It is the Company's policy to fund all amounts when due. Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement").

A bonus of between 4 percent and 10 percent of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved. The bonus is reduced by the Company's contribution to the investment counselors' 401(k) plan and is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. The Company may, at its sole discretion, terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment). The Company recognizes twenty percent of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The longevity bonus for the year ended December 31, 2003, which will be fully vested by the end of the fifth year, amounted to $1,376,331 (total bonuses of $1,397,846 less $21,515 contributed to the 401(k) plan). The total unrecorded amount of $2,054,876 is being recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year. At December 31, 2003, the liability to investment counselors under the Agreement aggregated $1,860,290 and is included in accrued expenses.

Effective as of January 1, 1998, the Company established the David Lerner Associates, Inc. Equity Participation Plan (the "EPP"). The EPP which is primarily for selected employees, has authorized 137,100 units representing ten percent of the Company's equity for grants to employees. The EPP's units are essentially the economic equivalent of shares in the Company. Subject to the terms of the EPP, after ten years, the holder of EPP units will be paid for the value of such units, over a five-year period. In addition, among the various provisions, the EPP provides for partial vesting beginning after five years from the date of grant and the option for the Grantee to extend the Grant at the end of the ten-year period. As of December 31, 2003, 117,150 EPP units are outstanding with a future value totaling $1,382,324.

Beginning in 2001 the Company established a Deferred Compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. As of December 31, 2003 the liability under the Deferred Compensation plan was $131,565 and is included in accrued expenses.

## 9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under several noncancellable lease agreements primarily for the rental of office space. The lease agreements contain customary escalation clauses based principally upon real estate taxes, building maintenance and utility costs. One of the above-mentioned leases is with an LLC owned by the Stockholder (see Note 3).

At December 31, 2003, minimum annual rental commitments, exclusive of common area charges, are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2004 | $ 1,215,498 |
| 2005 | 640,525 |
| 2006 | 578,228 |
| 2007 | 492,042 |
| Thereafter | 1,379,414 |
| Total | $ 4,305,707 |

The Company has been named as a defendant in several claims and lawsuits incidental to its securities business. Management of the Company, based on discussions with legal counsel, believes that these actions are adequately provided for, and that their resolution will not have a material adverse effect on the results of operations or the financial condition of the Company.

## 10. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In addition, the Company is a member of a U.S. exchange and clearinghouse that trade and clear securities contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

## 11. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined.

The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits. At December 31, 2003, the Company had net capital of $26,854,110 which was 360 percent of aggregate debit balances and $26,604,110 in excess of required net capital.

## 12. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the Stockholder. The provision for income taxes for the year ended December 31, 2003 represents amounts provided for those states that impose a tax on S corporations and for those states that do not recognize S corporation status.

## 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by either the client or the counterparty, the Company may be required to discharge the obligation of the nonperforming party. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has procedures in place which are designed to monitor the credit worthiness of each client and counterparty with which it conducts business.

## 14. FAIR VALUE DISCLOSURES

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash, receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value.

Similarly, substantially all of the Company's liabilities arise from short-term bank loans, payables to brokers and dealers, and customers, securities sold, not yet purchased, and other short-term liabilities. The bank loans and the payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

* * * * * *

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2004

David Lerner Associates, Inc.
477 Jericho Turnpike
Syosset, New York 11791

In planning and performing our audit of the financial statements of David Lerner Associates, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 24, 2004), we considered its internal control, including the control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP